

Mail Stop 3561

March 19, 2010

Mr. Jia Zhi Hong
Chief Executive Officer
Kingold Jewelry, Inc.
40 Wall Street, 58th Floor
New York, New York 10005

> **Re: Kingold Jewelry, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 17, 2010**
> **File No. 1-15819**

Dear Mr. Hong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K Filed March 17, 2010

1.   Please disclose whether BTHK declined to stand for re-election, resigned or was dismissed and the date thereof. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

2.   Please revise your disclosure to state whether the decision to change accountants was recommended or approved by the audit or similar committee of the board of directors or the board of directors, if no such committee exists. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

3.   Please revise your disclosure in the second paragraph regarding the period during which there was no consultation with Friedman LLP. This period should include the two most recent fiscal years and the subsequent interim period through March 8, 2010. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

4.   Please file the letter from your former accountant as an exhibit to the filing in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. Please note that an updated letter should be filed as an exhibit to the amendment containing the revised disclosures requested in the above comments.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        In addition, please respond to our letter dated February 17, 2010 and file an amendment to Form 8-K filed February 12, 2010 as previously requested. Your previous disclosure should be revised to state whether the decision to change accountants was recommended or approved by the audit or similar committee of the board of directors or the board of directors, if no such committee exists. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K. In addition, you should file the letter from your former accountant as an exhibit in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

        You may contact Ta Tanisha Meadows at 202-551-3322 if you have any questions. In her absence you may contact me at (202) 551-3344.

                                                Sincerely,

                                                William H. Thompson
                                                Accounting Branch Chief